UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

Commission File Number: __________________

LONE OAK ACQUISITION CORPORATION

(Translation of registrant's name into English)

Room 1708 Dominion Centre
43-59 Queen’s Road East
Wanchai, Hong Kong
Telephone 852-2851-0260

(Address of Principal Executive Office)

Copy of correspondence to:

Berke Bakay
4975 Preston Park Boulevard, Suite 775W
Plano, Texas 75093
(972) 985-2190

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events

Lone Oak Acquisition Corporation (the “Company”) previously announced that its Board of Directors authorized a one-time cash dividend of $0.10 per outstanding ordinary share (the “Special Dividend”).

On April 3, 2013, the Company issued a press release announcing that the record date for the Special Dividend will be April 15, 2013 and that the payment date for the Special Dividend will be April 25, 2013.

The press release is attached hereto as Exhibit 99.1.

Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Press Release dated April 3, 2013

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 3, 2013

LONE OAK ACQUISITION CORPORATION

By:	/s/ Can Aydinoglu
Name:	Can Aydinoglu
Title:	Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated April 3, 2013

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